As filed with the Securities and Exchange Commission on May 13, 2005
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
FINISAR CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	94-3038428
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification Number)
1308 Moffett Park Drive
Sunnyvale, California 94089
(408) 548-1000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

JERRY S. RAWLS
Chief Executive Officer and President
FINISAR CORPORATION
1308 Moffett Park Drive
Sunnyvale, California 94089
(408) 548-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

STEPHEN K. WORKMAN	WILBURN O. MCDONALD, ESQ.
Senior Vice President, Finance,	Thompson & Knight LLP
Chief Financial Officer and Secretary	333 Clay Street
Finisar Corporation	Suite 3300
1308 Moffett Park Drive	Houston, Texas 77002
Sunnyvale, California 94089	(713) 654-8111
(408) 548-1000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:    ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with divided or interest reinvestment plans, check the following box:    ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective Registration Statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount	Offering Price	Aggregate	Registration
Securities to be Registered	to be Registered(1)	Per Share(2)	Offering Price(2)	Fee

Common Stock ($0.001 par value)	16,922,682 shares	$1.25	$21,153,352	$2,490

(1)	Includes (a) 16,922,682 shares of the Registrant’s common stock, representing 120% of an estimated number of shares of common stock issuable from time to time to the selling stockholder upon conversion of a $16,270,000 8% convertible installment note of the Registrant dated August 6, 2004, and (b) pursuant to Rule 416 under the Securities Act of 1933, an indeterminate number of shares that may be issued in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of common stock.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(c) of the Securities Act of 1933, and based on the average of the high and low sales prices of the common stock, as reported on the Nasdaq National Market on May 11, 2005.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Subject to Completion, Dated May 13, 2005
16,922,682 Shares
FINISAR CORPORATION
Common Stock

        This prospectus relates to the public offering of a maximum of 16,922,682 shares of common stock of Finisar Corporation registered for sale under this prospectus that will be owned by Data Transit Corp., a Delaware corporation, upon their issuance. Data Transit Corp. is the holder of a $16,270,000 8% convertible installment note, which was issued to it in connection with our acquisition of substantially all of its assets. The terms of the convertible installment note provide for automatic conversion of the outstanding principal and interest into shares of our common stock. Since the number of shares to be issued to Data Transit Corp. is based upon the market price of our common stock at the time of conversion, we are unable to determine the exact number of shares that may be issued pursuant to the convertible installment note.
      The shares of our common stock may be offered from time to time by the selling stockholder. All of the expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling stockholder will be borne by the selling stockholder. The common stock offered in this prospectus may be offered and sold by the selling stockholder directly or through broker-dealers acting as agents or principals. The distribution of the common stock may be effected in one or more of the following types of transactions:

•	transactions on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market;

•	transactions in the over-the-counter market; or

•	transactions otherwise than on such exchanges or services or in the over-the-counter market.
      We will receive no part of the proceeds of the sale of the shares offered in this prospectus.
      Our common stock is traded on the Nasdaq National Market under the symbol “FNSR.” On May 11, 2005, the last reported sales price for the common stock was $1.28 per share.
      INVESTING IN THE COMMON STOCK OFFERED IN THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 3.

       NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is                     , 2005.

ABOUT THIS PROSPECTUS
      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholder is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
      The terms “Finisar,” “we,” “us,” “our,” and the “company,” as used in this prospectus, refer to Finisar Corporation and its consolidated subsidiaries.
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
      Some of the statements in this prospectus and in the documents incorporated by reference constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We use words like “anticipate,” “believe,” “plan,” “expect,” “future,” “intends” and similar expressions to identify these forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events; however, our business and operations are subject to a variety of risks and uncertainties, including those listed under “Risk Factors” beginning on page 3 and elsewhere in this prospectus, and, consequently, actual results may materially differ from those projected by any forward-looking statements. You should not place undue reliance on these forward-looking statements. Factors that could cause actual results to differ from those projected include, but are not limited to, the following:

•	uncertainty regarding our future operating results and our ability to achieve and maintain profitability and positive cash flow;

•	uncertainty regarding the commercial acceptance of high-speed networking and storage technologies;

•	our ability to introduce new products;

•	delays or loss of sales due to long sales and implementation cycles for our products;

•	the possibility of lower prices, reduced gross margins and loss of market share due to increased competition;

•	increased demands on our resources due to cost reduction measures and the integration of several companies that we have acquired; and

•	the sufficiency of cash flow to meet our debt service obligations and the potential dilution that would result from the conversion of our outstanding subordinated convertible notes.

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SUMMARY
      This summary highlights selected information contained elsewhere in this prospectus. You should read the entire prospectus and the documents incorporated by reference in this prospectus carefully before making an investment decision.
Finisar Corporation
      We are a leading provider of optical subsystems, components and network performance test and monitoring systems. These products enable high-speed data communications for networking and storage applications over Gigabit Ethernet local area networks, or LANs, Fiber Channel storage area networks, or SANs, and metropolitan access networks, or MANs. Optical subsystems consist primarily of transceivers sold to manufacturers of storage and networking equipment for SAN, LAN and MAN applications. Optical subsystems also include multiplexers, demultiplexers and optical add/drop modules used in MAN applications. Optical components consist primarily of packaged lasers and photodetectors which are incorporated in transceivers, primarily for LAN and SAN applications. We are focused on the application of digital fiber optics to provide a broad line of high-performance, reliable, value-added optical subsystems for data networking and storage equipment manufacturers. Our line of optical subsystems supports a wide range of network applications, transmission speeds, distances, physical mediums and configurations. We also provide network performance test and monitoring systems to original equipment manufacturers for testing and validating equipment designs and to operators of networking and storage data centers for testing, monitoring and troubleshooting the performance of their systems.
      We were incorporated in California in April 1987 and reincorporated in Delaware in November 1999. Our principal executive offices are located at 1308 Moffett Park Drive, Sunnyvale, California 94089 and our telephone number is (408) 548-1000.
The Offering
      All of the shares of common stock registered for sale under this prospectus will be owned by Data Transit Corp., a Delaware corporation, upon their issuance. Data Transit Corp. is the holder of a $16,270,000 8% convertible installment note, which was issued to it in connection with our acquisition of substantially all of its assets. The terms of the convertible installment note provide for automatic conversion of the outstanding principal and interest. Since the number of shares to be issued to Data Transit Corp. is based upon the market price of our common stock at the time of conversion, we are unable to determine the exact number of shares that may be issued pursuant to the convertible installment note.
      Pursuant to the terms of the acquisition, we agreed to register for resale the shares of common stock issuable upon conversion of the convertible installment note. This prospectus covers the resale by Data Transit Corp. of the shares of common stock that it will receive upon conversion of the convertible installment note. Except in very limited circumstances, at no time will Data Transit Corp. own more than 4.99% of our outstanding shares of common stock.

Common stock offered by selling stockholder	16,922,682 shares.

Common stock to be outstanding after this offering	275,808,679 shares, which includes 258,885,997 shares outstanding as of April 1, 2005.

Use of proceeds	We will not receive any of the proceeds from the sale of shares by the selling stockholder.

Nasdaq National Market symbol	FNSR
      The number of shares of common stock that will be outstanding after the offering is based on the number of shares of common stock outstanding as of April 1, 2005, assumes that all shares registered hereunder are sold pursuant to this prospectus and excludes (i) shares of common stock reserved for issuance under our stock option plans and employee stock purchase plan and upon exercise of stock options and warrants assumed in connection with our acquisitions of companies, (ii) shares of common stock issuable in connection with the recently completed acquisition of InterSAN, Inc. and upon conversion of the promissory notes issued as consideration for our acquisition of I-TECH CORP. in April 2005 and (iii) shares of common stock issuable upon conversion of our subordinated convertible notes due 2008 and 2010.

RISK FACTORS
      An investment in the securities offered by this prospectus involves a high degree of risk. You should carefully consider the following factors and other information in this prospectus and in the documents incorporated by reference in this prospectus before deciding to purchase shares of our common stock. If any of these risks occur, our business could be harmed, the trading price of our stock could decline and you may lose all or part of your investment.

We are subject to a number of special risks as a result of our acquisition of the fiber optics transceiver business of Infineon Technologies AG
      On January 25, 2005, we entered into an agreement with Infineon Technologies AG to acquire certain assets associated with the design, development and manufacture of the optical transceiver and transponder products of Infineon’s fiber optics business unit in exchange for 34,000,000 shares of Finisar Common Stock. The acquisition closed on January 31, 2005. Our future results of operation will be substantially influenced by the operations of the new business, and we will be subject to a number of risks and uncertainties, including the following:

•	The integration of the former Infineon transceiver and transponder products and technology with our products and technology and the transition of the manufacturing operations for such products to our facilities will be complex, time-consuming and expensive. The execution of these activities could potentially disrupt our ongoing business operations and distract management from day-to-day operational matters, as well as other strategic opportunities, and could strain our financial and managerial controls and reporting systems and procedures. In addition, unanticipated costs could arise during the integration of the products and technology and the transition of manufacturing operations to our facilities. If we are unable to successfully integrate the former Infineon products and technology with our products and technology, or if actual integration and transition costs are significantly greater than currently anticipated, we may not achieve the anticipated benefits of the acquisition and our revenues and operating results could be adversely affected.

•	We will be dependent on Infineon to supply us with finished goods for a transition period of up to one year while we transfer manufacturing operations to our facilities. Infineon’s failure to supply us with high quality products in a timely manner could adversely affect our operating results and our ability to retain the former customers of Infineon. In addition, we expect to realize lower gross profit margins on the sale of products supplied by Infineon than on the sale of products we manufacture until such time as these products are manufactured by us.

•	We plan to transition the manufacture of the former Infineon transceiver and transponder products from Infineon’s production facilities to our facilities over a period of time. Some of the former Infineon customers may be unwilling to purchase products manufactured at our facilities without subjecting the products to new qualification testing procedures, and some customers may be unwilling to undertake these procedures and may elect to buy products from other suppliers. Delays in or losses of sales due to these requalification issues could result in lower revenues which could adversely affect our future operating results.

•	Some of the existing customers for the Infineon products may decide for other reasons to purchase similar products from other competitors. The loss of one or more significant customers of the former Infineon business could result in lower revenues which would adversely affect our future operating results.

•	Immediately prior to the acquisition, Infineon was engaged in a number of ongoing research and development projects related to its transceiver products and related technologies. We may not be able to successfully complete some or all of these projects, and our inability to do so could prevent us from achieving some of the strategic objectives and other anticipated potential benefits of the acquisition, and could have a material adverse effect on our revenues and operating results.

•	We may incur charges to operations in amounts that are not currently estimable, in the quarter in which the acquisition is completed or in following quarters, to reflect costs associated with integrating the acquired business with our company. These costs could adversely affect our future operating results.

•	At the closing of the acquisition, we issued 34 million shares of our common stock to Infineon, which represented approximately 13% of the outstanding capital stock of Finisar at that time. The issuance of these shares caused a significant reduction in the relative percentage interest of current Finisar stockholders. In April 2005, Infineon sold the 34 million shares to certain funds managed by VantagePoint Venture Partners in a private transaction.

•	As a result of the acquisition, Finisar has become a substantiality larger organization, and if our management is unable to effectively manage the combined business, our operating results will suffer.

We have incurred significant net losses, our future revenues are inherently unpredictable, our operating results are likely to fluctuate from period to period, and if we fail to meet the expectations of securities analysts or investors, our stock price could decline significantly
      We incurred net losses of $113.8 million, $619.8 million and $218.7 million in our fiscal years ended April 30, 2004, 2003 and 2002, respectively, and $76.3 million in the nine months ended January 31, 2005. Our operating results for future periods are subject to numerous uncertainties, and we cannot assure you that we will be able to achieve or sustain profitability.
      Our quarterly and annual operating results have fluctuated substantially in the past and are likely to fluctuate significantly in the future due to a variety of factors, some of which are outside of our control. Accordingly, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indications of future performance. Some of the factors that could cause our quarterly or annual operating results to fluctuate include market acceptance of our products, market demand for the products manufactured by our customers, the introduction of new products and manufacturing processes, manufacturing yields, competitive pressures and customer retention.
      We may experience a delay in generating or recognizing revenues for a number of reasons. Orders at the beginning of each quarter typically represent a small percentage of expected revenues for that quarter and are generally cancelable at any time. Accordingly, we depend on obtaining orders during each quarter for shipment in that quarter to achieve our revenue objectives. Failure to ship these products by the end of a quarter may adversely affect our operating results. Furthermore, our customer agreements typically provide that the customer may delay scheduled delivery dates and cancel orders within specified timeframes without significant penalty. Because we base our operating expenses on anticipated revenue trends and a high percentage of our expenses are fixed in the short term, any delay in generating or recognizing forecasted revenues could significantly harm our business. It is likely that in some future quarters our operating results will again decrease from the previous quarter or fall below the expectations of securities analysts and investors. In this event, it is likely that the trading price of our common stock would significantly decline.

We may have insufficient cash flow to meet our debt service obligations, including payments due on our subordinated convertible notes
      We will be required to generate cash sufficient to pay our indebtedness and other liabilities, including all amounts due on our outstanding 2 1/2% and 5 1/4% convertible subordinated notes due 2010 and 2008, respectively, and to conduct our business operations. Holders of the notes due in 2010 have the right to require us to repurchase some or all of their notes on October 15, 2007. We may choose to pay the repurchase price in cash, shares of our common stock or a combination thereof. Our right to repurchase the notes, in whole or in part, with shares of our common stock is subject to the registration of the shares of our common stock to be issued upon repurchase under the Securities Act, if required, and registration with or approval of any state or federal governmental authority if such registration or approval is required before such shares may be issued. We may not be able to cover our anticipated debt service obligations from our cash flow. This may materially hinder our ability to make payments on the notes. Our ability to meet our future debt service obligations will depend upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control. Accordingly, we cannot assure you that we will be able to make required principal and interest payments on the notes when due.

We may not be able to obtain additional capital in the future, and failure to do so may harm our business
      We believe that our existing balances of cash, cash equivalents and short-term investments will be sufficient to meet our cash needs for working capital and capital expenditures for at least the next 12 months. We may, however, require additional financing to fund our operations in the future or to repay the principal of our outstanding 2 1/2% and 5 1/4% convertible subordinated notes due 2010 and 2008, respectively. The significant contraction in the capital markets, particularly in the technology sector, may make it difficult for us to raise additional capital if and when it is required, especially if we continue to experience disappointing operating results. If adequate capital is not available to us as required, or is not available on favorable terms, we could be required to significantly reduce or restructure our business operations.

Failure to accurately forecast our revenues could result in additional charges for obsolete or excess inventories or non-cancelable purchase commitments
      We base many of our operating decisions, and enter into purchase commitments, on the basis of anticipated revenue trends which are highly unpredictable. Some of our purchase commitments are not cancelable, and in some cases we are required to recognize a charge representing the amount of material or capital equipment purchased or ordered which exceeds our actual requirements. In the past, we have sometimes experienced significant growth followed by a significant decrease in customer demand such as occurred in fiscal 2001, when revenues increased by 181% followed by a decrease of 22% in fiscal 2002. Based on projected revenue trends during these periods, we acquired inventories and entered into purchase commitments in order to meet anticipated increases in demand for our products which did not materialize. As a result, we recorded significant charges for obsolete and excess inventories and non-cancelable purchase commitments which contributed to substantial operating losses in fiscal 2002. Should revenue in future periods again fall substantially below our expectations, or should we fail again to accurately forecast changes in demand mix, we could be required to record additional charges for obsolete or excess inventories or non-cancelable purchase commitments.

Our operating expenses may need to be further reduced which could impact our future growth
      We experienced a significant decline in revenues and operating results during fiscal 2002. While revenues have recovered to some extent beginning in fiscal 2003, they have not yet reached levels required to operate on a profitable basis due primarily to higher fixed expenses related to a number of acquisitions, low gross margins and continued high levels of spending for research and development in anticipation of future revenue growth. While we continue to expect future revenue growth, we have taken steps to reduce our operating expenses in order to conserve our cash, and we may be required to take further action to reduce expenses. These expense reduction measures may adversely affect our ability to market our products, introduce new and improved products and increase our revenues, which could adversely affect our business and cause the price of our stock to decline. In order to be successful in the future, we must reduce our operating and product expenses, while at the same time completing our key product development programs and penetrating new customers.

We are dependent on widespread market acceptance of two product families, and our revenues will decline if the market does not continue to accept either of these product families
      We currently derive substantially all of our revenue from sales of our optical subsystems and components and network test and monitoring systems. We expect that revenue from these products will continue to account for substantially all of our revenue for the foreseeable future. Accordingly, widespread acceptance of these products is critical to our future success. If the market does not continue to accept either our optical subsystems and components or our network test and monitoring systems, our revenues will decline significantly. Factors that may affect the market acceptance of our products include the continued growth of the markets for LANs, SANs, and MANs and, in particular, Gigabit Ethernet and Fibre Channel-based technologies, as well as the performance, price and total cost of ownership of our products and the availability, functionality and price of competing products and technologies.
      Many of these factors are beyond our control. In addition, in order to achieve widespread market acceptance, we must differentiate ourselves from our competition through product offerings and brand name recognition. We cannot assure you that we will be successful in making this differentiation or achieving widespread acceptance of our products. Failure of our existing or future products to maintain and achieve widespread levels of market acceptance will significantly impair our revenue growth.

We depend on large purchases from a few significant customers, and any loss, cancellation, reduction or delay in purchases by these customers could harm our business
      A small number of customers have accounted for a significant portion of our revenues. For example, sales to our top three customers represented 39% of our revenues in fiscal 2004, and sales to Cisco Systems represented 22%. Our success will depend on our continued ability to develop and manage relationships with significant customers. Although we are attempting to expand our customer base, we expect that significant customer concentration will continue for the foreseeable future.
      The markets in which we sell our products are dominated by a relatively small number of systems manufacturers, thereby limiting the number of our potential customers. Our dependence on large orders from a relatively small number of customers makes our relationship with each customer critically important to our business. We cannot assure you that we will be able to retain our largest customers, that we will be able to attract additional customers or that our customers will be successful in selling their products that incorporate our products. We have in the past experienced delays and reductions in orders from some of our major customers. In addition, our customers have in the past sought price concessions from us, and we expect that they will continue to do so in the future. Cost reduction measures that we have implemented during the past several quarters, and additional action we may take to reduce costs, may adversely affect our ability to introduce new and improved products which may, in turn, adversely affect our relationships with some of our key customers. Further, some of our customers may in the future shift their purchases of products from us to our competitors or to joint ventures between these customers and our competitors. The loss of one or more of our largest customers, any reduction or delay in sales to these customers, our inability to successfully develop relationships with additional customers or future price concessions that we may make could significantly harm our business.

Because we do not have long-term contracts with our customers, our customers may cease purchasing our products at any time if we fail to meet our customers’ needs
      Typically, we do not have long-term contracts with our customers. As a result, our agreements with our customers do not provide any assurance of future sales. Accordingly:

•	our customers can stop purchasing our products at any time without penalty;

•	our customers are free to purchase products from our competitors; and

•	our customers are not required to make minimum purchases.
Sales are typically made pursuant to individual purchase orders, often with extremely short lead times. If we are unable to fulfill these orders in a timely manner, it is likely that we will lose sales and customers.

Our market is subject to rapid technological change, and to compete effectively we must continually introduce new products that achieve market acceptance
      The markets for our products are characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards with respect to the protocols used in data communications networks. We expect that new technologies will emerge as competition and the need for higher and more cost-effective bandwidth increases. Our future performance will depend on the successful development, introduction and market acceptance of new and enhanced products that address these changes as well as current and potential customer requirements. The introduction of new and enhanced products may cause our customers to defer or cancel orders for existing products. In addition, a slowdown in demand for existing products ahead of a new product introduction could result in a write-down in the value of inventory on hand related to existing products. We have in the past experienced a slowdown in demand for existing products and delays in new product development and such delays may occur in the future. To the extent customers defer or cancel orders for existing products due to a slowdown in demand or in the expectation of a new product release or if there is any delay in development or introduction of our new products or enhancements of our products, our operating results would suffer. We also may not be able to develop the underlying core technologies necessary to create new products and enhancements, or to license these technologies from third parties. Product development delays may result from numerous factors, including:

•	changing product specifications and customer requirements;

•	unanticipated engineering complexities;

•	expense reduction measures we have implemented, and others we may implement, to conserve our cash and attempt to accelerate our return to profitability;

•	difficulties in hiring and retaining necessary technical personnel;

•	difficulties in reallocating engineering resources and overcoming resource limitations; and

•	changing market or competitive product requirements.
      The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. We cannot assure you that we will be able to identify, develop, manufacture, market or support new or enhanced products successfully, if at all, or on a timely basis. Further, we cannot assure you that our new products will gain market acceptance or that we will be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards. Any failure to respond to technological change would significantly harm our business.

Continued competition in our markets may lead to a reduction in our prices, revenues and market share
      The markets for optical components and subsystems and network test and monitoring systems for use in LANs, SANs and MANs are highly competitive. Our current competitors include a number of domestic and international companies, many of which have substantially greater financial, technical, marketing and distribution resources and brand name recognition than we have. Other companies, including some of our customers, may enter the market for optical subsystems and network test and monitoring systems. We may not be able to compete successfully against either current or future competitors. Increased competition could result in significant price erosion, reduced revenue, lower margins or loss of market share, any of which would significantly harm our business. For optical subsystems, we compete primarily with Agilent Technologies, Inc. and JDS Uniphase Corporation and a number of smaller vendors. Our competitors continue to introduce improved products with lower prices, and we will have to do the same to remain competitive. In addition, some of our current and potential customers may attempt to integrate their operations by producing their own optical components and subsystems and network test and monitoring systems or acquiring one of our competitors, thereby eliminating the need to purchase our products. Furthermore, larger companies in other related industries, such as the telecommunications industry, may develop or acquire technologies and apply their significant resources, including their distribution channels and brand name recognition, to capture significant market share.

Decreases in average selling prices of our products may reduce gross margins
      The market for optical subsystems is characterized by declining average selling prices resulting from factors such as increased competition, overcapacity, the introduction of new products and increased unit volumes as manufacturers continue to deploy network and storage systems. We have in the past experienced, and in the future may experience, substantial period-to-period fluctuations in operating results due to declining average selling prices. We anticipate that average selling prices will decrease in the future in response to product introductions by competitors or us, or by other factors, including price pressures from significant customers. Therefore, in order to achieve and sustain profitable operations, we must continue to develop and introduce on a timely basis new products that incorporate features that can be sold at higher average selling prices. Failure to do so could cause our revenues and gross margins to decline, which would result in additional operating losses and significantly harm our business.
      We may be unable to reduce the cost of our products sufficiently to enable us to compete with others. Our cost reduction efforts may not allow us to keep pace with competitive pricing pressures and could adversely affect our margins. In order to remain competitive, we must continually reduce the cost of manufacturing our products through design and engineering changes. We may not be successful in redesigning our products or delivering our products to market in a timely manner. We cannot assure you that any redesign will result in sufficient cost reductions to allow us to reduce the price of our products to remain competitive or improve our gross margins.

Shifts in our product mix may result in declines in gross margins
      Our gross profit margins vary among our product families, and are generally higher on our network test and monitoring systems than on our optical subsystems and components. Our gross margins are generally lower for newly introduced products and improve as unit volumes increase. Our overall gross margins have fluctuated from period to period as a result of shifts in product mix, the introduction of new products, decreases in average selling prices for older products and our ability to reduce product costs, and these fluctuations are expected to continue in the future.

Past and future acquisitions could be difficult to integrate, disrupt our business, dilute stockholder value and harm our operating results
      Since October 2000, we have completed the acquisition of eight privately-held companies, including our recently completed acquisitions of I-TECH CORP. and InterSAN, Inc., a privately-held company that offers storage area management automation software, and certain businesses and assets from five other companies, including our recently completed acquisitions of certain assets of the test and monitoring business of Data Transit Corp. and certain assets related to the transceiver and transponder business of the fiber optics business unit of Infineon. We continue to review opportunities to acquire other businesses, product lines or technologies that would complement our current products, expand the breadth of our markets or enhance our technical capabilities, or that may otherwise offer growth opportunities, and we from time to time make proposals and offers, and take other steps, to acquire businesses, products and technologies. Several of our past acquisitions have been material, and acquisitions that we may complete in the future may be material. In ten of our thirteen acquisitions, we issued stock as all or a portion of the consideration. We will issue additional shares upon conversion of the promissory notes issued as consideration for the acquisitions of Data Transit and I-TECH. The issuance of stock in these and any future transactions has or would dilute stockholders’ percentage ownership.
      Other risks associated with acquiring the operations of other companies include:

•	problems assimilating the purchased operations, technologies or products;

•	unanticipated costs associated with the acquisition;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have no or limited prior experience; and

•	potential loss of key employees of purchased organizations.

      Several of our past acquisitions have not been successful. During fiscal 2003, we sold some of the assets acquired in two prior acquisitions, discontinued a product line and closed one of our acquired facilities. As a result of these activities, we incurred significant restructuring charges and charges for the write-down of assets associated with those acquisitions. We cannot assure you that we will be successful in overcoming future problems encountered in connection with our past or future acquisitions, and our inability to do so could significantly harm our business. In addition, to the extent that the economic benefits associated with any of our acquisitions diminish in the future, we may be required to record additional write downs of goodwill, intangible assets or other assets associated with such acquisitions, which would adversely affect our operating results.

Our customers often evaluate our products for long and variable periods, which causes the timing of our revenues and results of operations to be unpredictable
      The period of time between our initial contact with a customer and the receipt of an actual purchase order may span a year or more. During this time, customers may perform, or require us to perform, extensive and lengthy evaluation and testing of our products before purchasing and using them in their equipment. Our customers do not typically share information on the duration or magnitude of these qualification procedures. The length of these qualification processes also may vary substantially by product and customer, and, thus, cause our results of operations to be unpredictable. While our potential customers are qualifying our products and before they place an order with us, we may incur substantial research and development and sales and marketing expenses and expend significant management effort. Even after incurring such costs we ultimately may not sell any products to such potential customers. In addition, these qualification processes often make it difficult to obtain new customers, as customers are reluctant to expend the resources necessary to qualify a new supplier if they have one or more existing qualified sources. Once our products have been qualified, the agreements that we enter into with our customers typically contain no minimum purchase commitments. Failure of our customers to incorporate our products into their systems would significantly harm our business.

We depend on facilities located outside of the United States to manufacture a substantial portion of our products, which subjects us to additional risks
      In addition to our principal manufacturing facility in Malaysia, we operate a smaller facility in China and also rely on two contract manufacturers located outside of the United States. We also rely on Infineon who will continue to manufacture transceiver and transponder products for us for a period of time until we are able to transfer manufacturing operations to our production facilities. Each of these facilities and manufacturers subjects us to additional risks associated with international manufacturing, including:

•	unexpected changes in regulatory requirements;

•	legal uncertainties regarding liability, tariffs and other trade barriers;

•	inadequate protection of intellectual property in some countries;

•	greater incidence of shipping delays;

•	greater difficulty in overseeing manufacturing operations;

•	greater difficulty in hiring technical talent needed to oversee manufacturing operations;

•	potential political and economic instability;

•	currency fluctuations; and

•	the outbreak of infectious diseases such as severe acute respiratory syndrome, or SARS, which could result in travel restrictions or the closure of our facilities or the facilities of our customers and suppliers.
      Any of these factors could significantly impair our ability to source our contract manufacturing requirements internationally.

Our business and future operating results are subject to a wide range of uncertainties arising out of the continuing threat of terrorist attacks and ongoing military action in the Middle East
      Like other U.S. companies, our business and operating results are subject to uncertainties arising out of the continuing threat of terrorist attacks on the United States and ongoing military action in the Middle East, including the potential worsening or extension of the current global economic slowdown, the economic consequences of the war in Iraq or additional terrorist activities and associated political instability, and the impact of heightened security concerns on domestic and international travel and commerce. In particular, due to these uncertainties we are subject to:

•	increased risks related to the operations of our manufacturing facilities in Malaysia;

•	greater risks of disruption in the operations of our Asian contract manufacturers and more frequent instances of shipping delays; and

•	the risk that future tightening of immigration controls may adversely affect the residence status of non-U.S. engineers and other key technical employees in our U.S. facilities or our ability to hire new non-U.S. employees in such facilities.

We may lose sales if our suppliers fail to meet our needs
      We currently purchase several key components used in the manufacture of our products from single or limited sources. We are also dependent on Infineon to supply finished transceiver and transponder products during a transition period of up to one year until we have transitioned the manufacturing operations to other facilities. We depend on these sources to meet our production needs. Moreover, we depend on the quality of the products supplied to us over which we have limited control. We have encountered shortages and delays in obtaining components in the past and expect to encounter shortages and delays in the future. If we cannot supply products due to a lack of components, or are unable to redesign products with other components in a timely manner, our business will be significantly harmed. We generally have no long-term contracts for any of our components. As a result, a supplier can discontinue supplying components to us without penalty. If a supplier discontinued supplying a component, our business may be harmed by the resulting product manufacturing and delivery delays. We are also subject to potential delays in the development by our suppliers of key components which may affect our ability to introduce new products.
      We use rolling forecasts based on anticipated product orders to determine our component requirements. Lead times for materials and components that we order vary significantly and depend on factors such as specific supplier requirements, contract terms and current market demand for particular components. If we overestimate our component requirements, we may have excess inventory, which would increase our costs. If we underestimate our component requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Any of these occurrences would significantly harm our business.

We have made and may continue to make strategic investments which may not be successful and may result in the loss of all or part of our invested capital
      Through the third quarter of fiscal 2005, we recorded minority equity investments in early-stage technology companies, totaling $44.5 million. Our investments in these early stage companies were primarily motivated by our desire to gain early access to new technology. We intend to review additional opportunities to make strategic equity investments in pre-public companies where we believe such investments will provide us with opportunities to gain access to important technologies or otherwise enhance important commercial relationships. We have little or no influence over the early-stage companies in which we have made or may make these strategic, minority equity investments. Each of these investments in pre-public companies involves a high degree of risk. We may not be successful in achieving the financial, technological or commercial advantage upon which any given investment is premised, and failure by the early-stage company to achieve its own business objectives or to raise capital needed on acceptable economic terms could result in a loss of all or part of our invested capital. In fiscal 2003, we wrote off $12.0 million in two investments which became impaired. In fiscal 2004, we wrote off $1.6 million in two additional investments, and we may be required to write off all or a portion of the $24.0 million in such investments remaining on our balance sheet as of January 31, 2005 in future periods.

We are subject to pending legal proceedings
      A securities class action lawsuit was filed on November 30, 2001 in the United States District Court for the Southern District of New York, purportedly on behalf of all persons who purchased our common stock from November 17, 1999 through December 6, 2000. The complaint named as defendants Finisar, Jerry S. Rawls, our President and Chief Executive Officer, Frank H. Levinson, our Chairman of the Board and Chief Technical Officer, Stephen K. Workman, our Senior Vice President and Chief Financial Officer, and an investment banking firm that served as an underwriter for our initial public offering in November 1999 and a secondary offering in April 2000. The complaint, as amended, alleges violations of Sections 11 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(b) of the Securities Exchange Act of 1934. No specific damages are claimed. Similar allegations have been made in lawsuits relating to more than 300 other initial public offerings conducted in 1999 and 2000, which were consolidated for pretrial purposes. In October 2002, all claims against the individual defendants were dismissed without prejudice. On February 19, 2003, our motion to dismiss the complaint was denied. In July 2004, we and the individual defendants accepted a settlement proposal made to all of the issuer defendants. Under the terms of the settlement, the plaintiffs will dismiss and release all claims against participating defendants in exchange for a contingent payment guaranty by the insurance companies collectively responsible for insuring the issuers in all related cases, and the assignment or surrender to the plaintiffs of certain claims the issuer defendants may have against the underwriters. Under the guaranty, the insurers will be required to pay the amount, if any, by which $1 billion exceeds the aggregate amount ultimately collected by the plaintiffs from the underwriter defendants in all the cases. If the plaintiffs fail to recover $1 billion and payment is required under the guaranty, we would be responsible to pay our pro rata portion of the shortfall, up to the amount of the self-insured retention under our insurance policy, which may be up to $2 million. The timing and amount of payments that we could be required to make under the proposed settlement will depend on several factors, principally the timing and amount of any payment by the insurers pursuant to the $1 billion guaranty. The settlement is subject to approval of the Court, which cannot be assured. If the settlement is not approved by the Court, we intend to defend the lawsuit vigorously. However, the litigation is in the preliminary stage, and we cannot predict its outcome. The litigation process is inherently uncertain. If litigation proceeds and its outcome is adverse to us and if we are required to pay significant monetary damages, our business would be significantly harmed.

The new requirements of Section 404 of the Sarbanes-Oxley Act will increase our operating expenses, and our potential inability to fully comply with the requirements of Section 404 could negatively impact the price of our common stock
      Rules adopted by the Securities and Exchange Commission pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require annual review and evaluation of our internal control systems, and attestation of these systems by our independent auditors. We are currently undergoing a review of our internal control systems and procedures and implementing and testing improvements that will be necessary in order for us to comply with the requirements of Section 404 by the end of our fiscal year ending April 30, 2005. This process has required us to hire additional personnel and outside advisory services and will result in substantial additional accounting and legal expenses, all of which will cause our operating expenses to increase. In addition, the evaluation and attestation processes required by Section 404 are new and untested, and we have encountered a number of problems and delays in completing the implementation and testing of improvements in our internal controls. As a result, we may be unable to complete the procedures that are necessary to comply with the requirements of Section 404 by the date we file our Annual Report on Form 10-K for the fiscal year ending April 30, 2005. Our inability to complete our procedures in a timely manner or to receive a timely and favorable attestation by our independent auditors could result in a loss of investor confidence in our financial management and the reliability of our financial statements and could negatively impact the market price of our common stock.

Because of competition for technical personnel, we may not be able to recruit or retain necessary personnel
      We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, technical, sales and marketing, finance and manufacturing personnel. In particular, we may need to increase the number of technical staff members with experience in high-speed networking applications as we further develop our product lines. Competition for these highly skilled employees in our industry is intense. Our failure to attract and retain these qualified employees could significantly harm our business. The loss of the services of any of our qualified employees, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel could hinder the development and introduction of and negatively impact our ability to sell our products. In addition, employees may leave our company and subsequently compete against us. Moreover, companies in our industry whose employees accept positions with competitors frequently claim that their competitors have engaged in unfair hiring practices. We have been subject to claims of this type and may be subject to such claims in the future as we seek to hire qualified personnel. Some of these claims may result in material litigation. We could incur substantial costs in defending ourselves against these claims, regardless of their merits.

Our products may contain defects that may cause us to incur significant costs, divert our attention from product development efforts and result in a loss of customers
      Networking products frequently contain undetected software or hardware defects when first introduced or as new versions are released. Our products are complex and defects may be found from time to time. In addition, our products are often embedded in or deployed in conjunction with our customers’ products which incorporate a variety of components produced by third parties. As a result, when problems occur, it may be difficult to identify the source of the problem. These problems may cause us to incur significant damages or warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relation problems or loss of customers, all of which would harm our business.

Our failure to protect our intellectual property may significantly harm our business
      Our success and ability to compete is dependent in part on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements to establish and protect our proprietary rights. We license certain of our proprietary technology, including our digital diagnostics technology, to customers who include current and potential competitors, and we rely largely on provisions of our licensing agreements to protect our intellectual property rights in this technology. Although a number of patents have been issued to us, we have obtained a number of other patents as a result of our acquisitions, and we have filed applications for additional patents, we cannot assure you that any patents will issue as a result of pending patent applications or that our issued patents will be upheld. Any infringement of our proprietary rights could result in significant litigation costs, and any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. Despite our efforts to protect our proprietary rights, existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Attempts may be made to copy or reverse engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to prevent misappropriation of our technology or deter others from developing similar technology. Furthermore, policing the unauthorized use of our products is difficult. Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could significantly harm our business.

Claims that we infringe third-party intellectual property rights could result in significant expenses or restrictions on our ability to sell our products
      The networking industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. We have been involved in the past in patent infringement lawsuits. From time to time, other parties may assert patent, copyright, trademark and other intellectual property rights to technologies and in various jurisdictions that are important to our business. Any claims asserting that our products infringe or may infringe proprietary rights of third parties, if determined adversely to us, could significantly harm our business. Any claims, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could significantly harm our business. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In addition, our agreements with our customers typically require us to indemnify our customers from any expense or liability resulting from claimed infringement of third party intellectual property rights. In the event a claim against us was successful and we could not obtain a license to the relevant technology on acceptable terms or license a substitute technology or redesign our products to avoid infringement, our business would be significantly harmed.

Our executive officers and directors and entities affiliated with them own a large percentage of our voting stock, and VantagePoint Venture Partners has acquired a large block of our common stock, which will result in a substantial concentration of control and could have the effect of delaying or preventing a change in our control
      As of April 1, 2005, our executive officers, directors and entities affiliated with them beneficially owned approximately 36.1 million shares of our common stock, or approximately 13.9% of the outstanding shares. These stockholders, acting together, may be able to substantially influence the outcome of matters requiring approval by stockholders, including the election or removal of directors and the approval of mergers or other business combination transactions. In addition, certain funds managed by VantagePoint Venture Partners hold approximately 13% of our outstanding common stock. Accordingly, if VantagePoint Venture Partners continues to hold its shares, it may also be able to influence the outcome of matters requiring stockholder approval, and VantagePoint Venture Partners, our executive officers, directors and entities affiliated with them, voting together, may be able to effectively control the outcome of such matters. This concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could have an adverse effect on the market price of our common stock or prevent our stockholders from realizing a premium over the market price for their shares of common stock.

The conversion of our outstanding convertible subordinated notes would result in substantial dilution to our current stockholders
      We currently have outstanding 5 1/4% convertible subordinated notes due 2008 in the principal amount of $100,250,000 and 2 1/2% convertible subordinated notes due 2010 in the principal amount of $150,000,000. The 5 1/4% notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of our common stock at a conversion price of $5.52 per share. The 2 1/2% notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of our common stock at a conversion price of $3.705 per share. An aggregate of 58,647,060 shares of common stock would be issued upon the conversion of all outstanding convertible subordinated notes at these exchange rates, which would significantly dilute the voting power and ownership percentage of our existing stockholders. Holders of the notes due in 2010 have the right to require us to repurchase some or all of their notes on October 15, 2007. We may choose to pay the repurchase price in cash, shares of our common stock or a combination thereof. Our right to repurchase the notes, in whole or in part, with shares of our common stock is subject to the registration of the shares of our common stock to be issued upon repurchase under the Securities Act, if required, and registration with or approval of any state or federal governmental authority if such registration or approval is required before such shares may be issued. We have previously entered into privately negotiated transactions with certain holders of our convertible subordinated notes for the repurchase of notes in exchange for a greater number of shares of our common stock than would have been issued had the principal amount of the notes been converted at the original conversion rate specified in the notes, thus resulting in more dilution. Although we do not currently have any plans to enter into similar transactions in the future, if we were to do so there would be additional dilution to the voting power and percentage ownership of our existing stockholders.

Delaware law, our charter documents and our stockholder rights plan contain provisions that could discourage or prevent a potential takeover, even if such a transaction would be beneficial to our stockholders
      Some provisions of our certificate of incorporation and bylaws, as well as provisions of Delaware law, may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These include provisions:

•	authorizing the board of directors to issue additional preferred stock;

•	prohibiting cumulative voting in the election of directors;

•	limiting the persons who may call special meetings of stockholders;

•	prohibiting stockholder actions by written consent;

•	creating a classified board of directors pursuant to which our directors are elected for staggered three-year terms;

•	permitting the board of directors to increase the size of the board and to fill vacancies;

•	requiring a super-majority vote of our stockholders to amend our bylaws and certain provisions of our certificate of incorporation; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.
      We are subject to the provisions of Section 203 of the Delaware General Corporation Law which limit the right of a corporation to engage in a business combination with a holder of 15% or more of the corporation’s outstanding voting securities, or certain affiliated persons.
      In addition, in September 2002, our board of directors adopted a stockholder rights plan under which our stockholders received one share purchase right for each share of our common stock held by them. Subject to certain exceptions, the rights become exercisable when a person or group (other than certain exempt persons) acquires, or announces its intention to commence a tender or exchange offer upon completion of which such person or group would acquire, 20% or more of our common stock without prior board approval. Should such an event occur, then, unless the rights are redeemed or have expired, our stockholders, other than the acquirer, will be entitled to purchase shares of our common stock at a 50% discount from its then-Current Market Price (as defined) or, in the case of certain business combinations, purchase the common stock of the acquirer at a 50% discount.
      Although we believe that these charter and bylaw provisions, provisions of Delaware law and our stockholder rights plan provide an opportunity for the board to assure that our stockholders realize full value for their investment, they could have the effect of delaying or preventing a change of control, even under circumstances that some stockholders may consider beneficial.

Our business and future operating results may be adversely affected by events outside of our control
      Our business and operating results are vulnerable to events outside of our control, such as earthquakes, fire, power loss, telecommunications failures and uncertainties arising out of terrorist attacks in the United States and overseas. Our corporate headquarters and a portion of our manufacturing operations are located in California. California in particular has been vulnerable to natural disasters, such as earthquakes, fires and floods, and other risks which at times have disrupted the local economy and posed physical risks to our property. We are also dependent on communications links with our overseas manufacturing locations and would be significantly harmed if these links were interrupted for any significant length of time. We presently do not have adequate redundant, multiple site capacity if any of these events were to occur, nor can we be certain that the insurance we maintain against these events would be adequate.

Our stock price has been and is likely to continue to be volatile
      The trading price of our common stock has been and is likely to continue to be subject to large fluctuations. Our stock price may increase or decrease in response to a number of events and factors, including:

•	trends in our industry and the markets in which we operate;

•	changes in the market price of the products we sell;

•	changes in financial estimates and recommendations by securities analysts;

•	acquisitions and financings;

•	quarterly variations in our operating results;

•	the operating and stock price performance of other companies that investors in our common stock may deem comparable; and

•	purchases or sales of blocks of our common stock.
      Part of this volatility is attributable to the current state of the stock market, in which wide price swings are common. This volatility may adversely affect the prices of our common stock regardless of our operating performance.

The shares eligible for future sale pursuant to the conversion of the convertible installment note will dilute our current stockholders’ ownership percentages and may adversely affect the market price of our common stock.
      An estimated 16,922,682 shares of our common stock will be added to our total outstanding shares of common stock upon the conversion of the convertible installment note, based on the market price of our common stock on May 11, 2005. This will dilute the ownership percentages of our current stockholders. Our stock price may decrease as a result of the dilutive effect caused by the additional number of shares that will become available in the market due to the conversion. In addition, sales of these shares may also cause the market price of our common stock to decline.
USE OF PROCEEDS
      We will not receive any proceeds from the sale by the selling stockholder of the common stock offered hereby.
DIVIDEND POLICY
      We have never paid cash dividends on our common stock. We currently intend to retain earnings for use in our business and do not anticipate paying any cash dividends in the foreseeable future. Any future declaration and payment of dividends will be subject to the discretion of our Board of Directors, will be subject to applicable law and will depend on our results of operations, earnings, financial condition, contractual limitations, cash requirements, future prospects and other factors deemed relevant by our Board of Directors.
DESCRIPTION OF CAPITAL STOCK
      Our authorized capital stock consists of 750,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

      The following is a summary of some of the terms of our common stock, preferred stock, charter, bylaws and stockholder rights plan and certain provisions of Delaware Law. The following summary does not purport to be complete and is qualified in its entirety by reference to the terms of our charter, bylaws, stockholder rights plan and Delaware law.
Common Stock
      As of April 1, 2005, there were 258,885,997 shares of our common stock outstanding. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of common stock are not entitled to cumulate their votes in the election of directors. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividends declared by the Board of Directors out of funds legally available therefor. See “Dividend Policy.” In the event of a liquidation, dissolution or winding up of us, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Holders of our common stock have no preemptive, conversion or redemption rights. Each outstanding share of common stock is, and all shares of common stock issued upon conversion of the notes will be, fully paid and non-assessable.
Preferred Stock
      Our Board of Directors has the authority, without further action by our stockholders, to issue preferred stock in one or more series. In addition, the Board of Directors may fix the rights, preferences and privileges of any preferred stock it determines to issue. Any or all of these rights may be superior to the rights of the common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of us or to make removal of management more difficult. Additionally, the issuance of preferred stock may decrease the market price of our common stock or otherwise adversely affect the rights of holders of our common stock. At present, we have no plans to issue any shares of preferred stock.
Registration Rights

Holders of 2 1/2% Convertible Subordinated Notes due 2010
      Pursuant to a registration rights agreement dated as of October 15, 2003 between us and the initial purchasers of our 2 1/2% Convertible Subordinated Notes, we filed, at our expense, with the Commission a shelf registration statement on Form S-3 covering resales by holders of all notes and the common stock issuable upon conversion of the notes. The registration statement became effective in February 2004. We are required to use our best efforts to keep the registration statement effective until the earlier of (A) October 15, 2005; (B) the date when the holders of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act or any successor rule thereto or otherwise; or (C) the sale pursuant to the shelf registration statement of all securities registered thereunder.
      We will be permitted to suspend the use of the prospectus that is part of the shelf registration statement under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events for a period not to exceed 30 days in any three-month period and not to exceed an aggregate of 90 days in any 12-month period.
      Additional interest as liquidated damages will accrue on the notes if:

•	the registration statement shall cease to be effective or fail to be usable without being succeeded within five business days by a post-effective amendment or a report filed with the Commission pursuant to the Exchange Act that cures the failure of the registrations statement to be effective or usable; or

•	the use of the prospectus that is part of the shelf registration statement has been suspended under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events for a period exceeding 30 days in any three-month period and aggregate of 90 days in any 12-month period.

Liquidated damages will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date, as applicable, following the date on which such liquidated damages begin to accrue, and will accrue at a rate per year equal to:

•	an additional 0.25% of the principal amount to and including the 90th day following such registration default; and

•	an additional 0.5% of the principal amount from and after the 91st day following such registration default.
      In no event will liquidated damages accrue at a rate per year exceeding 0.5%. If a holder has converted some or all of its notes into common stock, the holder will be entitled to receive equivalent amounts based on the principal amount of the notes converted.

VantagePoint Venture Partners
      Under an agreement with Infineon, we filed with the Commission, at our expense, a shelf registration statement on Form S-3 covering the resale of 34,000,000 shares of our common stock issued in connection with the acquisition of certain assets related to the transceiver and transponder business of Infineon’s fiber optics business unit. In April 2005, Infineon sold the 34 million shares of common stock to certain funds managed by VantagePoint Venture Partners (collectively, VantagePoint) in a private transaction and assigned its registration rights to VantagePoint. The registration statement became effective on April 29, 2005. We agreed to keep the registration statement effective until the earlier of:

•	such time as all of the shares have been sold by VantagePoint; or

•	such time as VantagePoint is permitted to sell all of the shares held by it without registration pursuant to Rule 144(k) under the Securities Act (or any similar provision then in force permitting the sale of restricted securities without limitation on the amount of securities sold or the manner of sale).
      We will be permitted to suspend the use of the prospectus that is part of the shelf registration statement under certain circumstances relating to material undisclosed information or events concerning us, provided that such delay does not exceed three months and is not exercised more than once in any 12-month period.

I-TECH CORP.
      Under an acquisition agreement with I-TECH CORP., we agreed to file with the Commission, at our expense, a shelf registration statement on Form S-3 covering the resale of shares of our common stock issued upon conversion of convertible promissory notes having an aggregate principal amount of approximately $12.1 million which were issued to the sole shareholder of I-TECH CORP. in that acquisition. We are required to use our reasonable efforts to keep the registration statement effective until two months after the date on which the convertible promissory notes have been fully converted into shares of our common stock. We will be permitted to suspend the use of the prospectus that is part of the shelf registration statement under certain circumstances relating to material undisclosed information or events concerning us.

Data Transit
      Pursuant to an acquisition agreement with Data Transit Corp., we agreed to file with the Commission, at our expense, a shelf registration statement on Form S-3 covering the resale of shares of our common stock issued upon conversion of a convertible promissory note issued to Data Transit Corp. in the acquisition. The registration statement of which this prospectus is a part was filed pursuant to this obligation. We are required to use our reasonable efforts to keep the registration statement effective until such time as all of the shares issuable upon conversion of the note have been sold. We will be permitted to suspend the use of the prospectus that is part of the shelf registration statement under certain circumstances relating to material undisclosed information or events concerning us.

Antitakeover Provisions

Delaware Law
      We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an “interested stockholder” for a period of three years, unless:

•	prior to the time that a stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the time that a stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.
      Except as otherwise specified in Section 203, an “interested stockholder” is defined to include (a) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (b) the affiliates and associates of any such person.

Certificate of Incorporation and Bylaw Provisions
      Provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions could cause the value of the notes and the price of our common stock to decrease. Some of these provisions allow us to issue preferred stock without any vote or further action by the stockholders, eliminate the right of stockholders to act by written consent without a meeting and eliminate cumulative voting in the election of directors. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of us.
      Our certificate of incorporation provides that the Board of Directors will be divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of the Board of Directors, because the classification of the Board of Directors generally increases the difficulty of replacing a majority of the directors.

Stockholder Rights Plan
      In September 2002, our Board of Directors adopted a stockholder rights plan under which our stockholders received one purchase right for each share of our common stock held by them. The rights are not currently exercisable or tradable separately from our common stock and are currently evidenced by the common stock certificates. The rights expire on September 24, 2012 unless earlier redeemed or exchanged by us. Subject to exceptions, the rights will separate from our common stock and become exercisable when a person or group (other than certain exempt persons) acquires, or announces its intention to commence a tender or exchange offer upon completion of which such person or group would acquire, 20% or more of our common stock without prior Board approval. Should such an event occur, then, unless the rights are redeemed or exchanged or have expired, our stockholders, other than the acquirer, will be entitled to purchase shares of our common stock at a 50% discount from its then-Current Market Price (as defined in the stockholder rights plan) or, in the case of certain business combinations, purchase the common stock of the acquirer at a 50% discount.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.
SELLING STOCKHOLDER
      All of the shares of common stock registered for sale under this prospectus will be owned by Data Transit Corp., a Delaware corporation, upon their issuance. Data Transit Corp. is the holder of a $16,270,000 8% convertible installment note, which was issued to it by us in connection with our acquisition of substantially all of its assets. As used in this prospectus, selling stockholder includes pledgees or donees who may later hold the selling stockholder’s interest.
      The terms of the convertible installment note provide for automatic conversion of the outstanding principal and interest every three weeks following the date of this prospectus, subject to the satisfaction of certain conditions. The conversion price is the average closing price for the three days preceding the date of conversion. The amount of principal and interest to be converted on each conversion date is based on the average trading volume of shares of our common stock over the prior 14 days. Conversions will be applied first to accrued and unpaid interest and then to principal.
      Since the number of shares to be issued is based upon the market price of our common stock, we are unable to determine the exact number of shares that may be issued pursuant to the convertible installment note.
      Pursuant to the terms of the acquisition, we agreed to register for resale the shares of common stock issuable upon conversion of the convertible installment note. This prospectus covers the resale by Data Transit Corp. of an estimated 16,922,682 shares of common stock that it will receive upon conversion of the convertible installment note based on the market price of our common stock on May 11, 2005. Except in very limited circumstances, at no time will Data Transit Corp. own more than 4.99% of our outstanding shares of common stock.
      The selling stockholder may from time to time offer and sell pursuant to this prospectus any or all of the common stock offered hereby.
      The following table sets forth the number of shares we would be required to issue to the selling stockholder upon conversion of the convertible installment note as of May 11, 2005, assuming a conversion price of $1.25. The selling stockholder has not had a material relationship with us within the past three years other than as a result of the ownership of our shares or other securities acquired by it in connection with the sale of substantially all of its assets to us in August 2004.

					Owned
	Beneficially		Offered		After the
Selling Stockholder	Owned(1)(2)		Hereby(1)(2)		Offering

Data Transit Corp.	16,922,682	(3)	16,922,682	(3)	0	(4)

(1)	The number of shares has been computed by taking the original maximum principal amount of the convertible installment note plus an estimated amount of interest, multiplied by 120% (to take into account possible share fluctuations) and divided by the estimated conversion price computed as of the date of this prospectus.

(2)	This Registration Statement shall also cover any additional shares of our common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock.

(3)	Estimated based on the closing trading price for our common stock on May 11, 2005.

(4)	Assumes that all shares registered hereunder are sold pursuant to this prospectus and that Data Transit Corp. does not acquire any additional shares of common stock.
PLAN OF DISTRIBUTION
      The selling stockholder is offering its shares of common stock for its account and not for our account. We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The common stock may be sold from time to time to purchasers:

•	directly by the selling stockholder; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or the purchasers of the common stock.
      The selling stockholder and any such broker-dealers or agents who participate in the distribution of the common stock may be deemed to be “underwriters.” As a result, any profits on the sale of the common stock by the selling stockholder and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling stockholder were to be deemed an underwriter, such selling stockholder may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.
      The common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.
      These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market;

•	in the over-the-counter market; or

•	otherwise than on such exchanges or services or in the over-the-counter market.
      These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.
      The selling stockholder and any other persons participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholder and any other such persons. In addition, Regulation M under the Exchange Act may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.
      The selling stockholder may sell some or all of the common stock in transactions where its broker-dealer may act solely as agent and/or may acquire common stock as principal. The selling stockholder’s broker-dealers acting as agents may receive commissions from the selling stockholder (and, purchaser or purchasers). Such commissions may be at negotiated rates where permissible and may be in excess of the customary commission prescribed by such governing rules. In the case of certain secondary distributions, a discount or concession from the offering price may be allowed to participating broker-dealers in excess of the customary commission. Broker-dealers who acquire common stock as principal may thereafter resell the common stock from time to time in transactions (which may involve crosses and block transactions and which may involve sales to or through other broker-dealers, including transactions of the nature described in the preceding two sentences) on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with the resales may pay to or receive commissions from the purchaser of the common stock.
      Any brokers, dealers and agents who participate in any sale of the common stock may also engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.
      The selling stockholder is not required to sell any or all of the common stock offered pursuant to this prospectus. The selling stockholder may instead transfer, devise or gift the common stock by other means not described in this prospectus. In addition, any common stock covered by this prospectus that qualifies for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.
      We agreed with the selling stockholder to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of:

•	the date the common stock will be eligible for resale under Rule 144(k) of the Securities Act of 1933; or

•	the date all of the common stock offered pursuant to this prospectus has been sold.
      We intend to de-register any of the shares not sold by the selling stockholder at the end of such period.
      To the extent required, the specific shares of common stock sold and the remaining number of shares of common stock to be sold with respect to a particular offering will be described in a prospectus supplement. Upon being notified by the selling stockholder that a donee or pledgee who holds the selling stockholder’s interest intends to sell more than 500 shares, we will file a prospectus supplement.
      We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the common stock to the public other than attorneys’ fees or commissions, fees and discounts of brokers, dealers and agents.
LEGAL MATTERS
      The validity of the shares of common stock offered hereby will be passed upon for us by Thompson & Knight LLP, Houston, Texas.
EXPERTS
      Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K, as amended, for the year ended April 30, 2004, as set forth in their reports which are incorporated by reference in this prospectus and elsewhere in this Registration Statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We file reports, proxy statements and other information with the SEC. You may read and copy all or any portion of any materials we file with the SEC at the SEC’s public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings will also be available to you on the SEC’s Web site at http://www.sec.gov. Our SEC filings are also available at the offices of the Nasdaq National Market, 1730 K Street, N.W., Washington, D.C. 20006-1500.
      The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is complete (other than any portions of any such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules).

•	Our Annual Report, as amended, on Form 10-K/ A for the year ended April 30, 2004;

•	Our Quarterly Report on Form 10-Q for the quarter ended August 1, 2004;

•	Our Quarterly Report, as amended, on Form 10-Q/ A for the quarter ended October 31, 2004;

•	Our Quarterly Report on Form 10-Q for the quarter ended January 30, 2005;

•	Our Current Reports on Form 8-K, filed June 3, 2004, June 22, 2004, August 10, 2004, September 2, 2004, September 16, 2004, October 12, 2004, November 2, 2004, December 9, 2004, January 12, 2005, January 13, 2005, January 27, 2005, January 28, 2005, February 3, 2005, February 8, 2005, February 9, 2005, March 3, 2005, March 7, 2005, April 6, 2005, April 11, 2005 and April 18, 2005;

•	Our Registration Statement on Form 8-A 12G, filed on November 8, 1999, which contains a description of our common stock; and

•	Our Registration Statement on Form-8-A 12G, filed on September 27, 2002, which contains a description of our Series RP preferred stock issuable in connection with our stockholder rights plan.
      Any statement contained in a document that is incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.
      You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Investor Relations, Finisar Corporation, 1308 Moffett Park Drive, Sunnyvale, California 94089, (408) 548-1000.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
      The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. Except for the SEC registration fee, all amounts are estimates.

SEC registration fee	$2,490
Accounting fees and expenses	30,000
Legal fees and expenses	45,000
Printing and engraving expenses	10,000
Miscellaneous expenses	2,510

Total	$90,000

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.
      Section 145 of the Delaware General Corporation Law (“DGCL”) permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant’s Certificate of Incorporation and Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by the DGCL, including in circumstances in which indemnification is otherwise discretionary under such law. In addition, with the approval of the Board of Directors and the stockholders, the Registrant has entered into separate indemnification agreements with its directors, officers and certain employees which require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature) and to obtain directors’ and officers’ insurance, if available on reasonable terms.
      These indemnification provisions may be sufficiently broad to permit indemnification of the Registrant’s officers, directors and other corporate agents for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.
      The Registrant’s Chief Executive Officer, Chairman of the Board and Chief Technical Officer and Senior Vice President — Finance and Chief Financial Officer have been named as defendants in the securities class action lawsuit described under the caption “Risk Factors — We are subject to pending legal proceedings” in Part I of the Registration Statement. These officers are likely to assert a claim for indemnification in connection with that litigation. Other than the securities class action litigation, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of the Registrant.
      The Registrant has obtained liability insurance for the benefit of its directors and officers.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
      The exhibits listed in the accompanying Index to Exhibits are filed are incorporated by reference as part of this Registration Statement.

ITEM 17.	UNDERTAKINGS.
The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 15 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h)

under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Sunnyvale, State of California on May 12, 2005.

FINISAR CORPORATION

By:	/s/ Jerry S. Rawls

Jerry S. Rawls
Chief Executive Officer and President
POWER OF ATTORNEY
      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jerry S. Rawls and Stephen K. Workman, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form S-3, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ Jerry S. Rawls Jerry S. Rawls	Chief Executive Officer, President and Director (Principal Executive Officer)	May 12, 2005

/s/ Frank H. Levinson Frank H. Levinson	Chairman of the Board, Chief Technical Officer and Director	May 12, 2005

/s/ Stephen K. Workman Stephen K. Workman	Senior Vice President, Finance, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	May 12, 2005

/s/ Michael C. Child Michael C. Child	Director	May 12, 2005

/s/ Roger C. Ferguson Roger C. Ferguson	Director	May 12, 2005

/s/ Larry D. Mitchell Larry D. Mitchell	Director	May 12, 2005

INDEX TO EXHIBITS (1)

Exhibit
Number		Description

4.1		Form of Rights Agreement between the Company and American Stock Transfer and Trust Company, as Rights Agent (including as Exhibit A the form of Certificate of Designation, Preferences and Rights of the Terms of the Series RP Preferred Stock, as Exhibit B the form of Right Certificate and as Exhibit C, the Summary of Terms of Rights Agreement) (incorporated by reference to Exhibit 4.2 to Form 8-K filed September 27, 2002)

4	.2*	Fourth Amendment to Asset Purchase Agreement among Finisar Corporation, Data Transit Corp., Dale T. Smith and Janis H. Smith dated as of May 11, 2005 (including as Exhibit A the form of Amended and Restated 8% Installment Promissory Note due August 5, 2006).

5	.1*	Opinion of Thompson & Knight LLP

23.1		Consent of Thompson & Knight LLP (contained in Exhibit 5.1)

23	.2*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

24		Power of Attorney (contained in the signature page hereof)

*	Filed herewith